United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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COCA-COLA EUROPEAN PARTNERS POSTS STATEMENT REGARDING U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO U.S. CCE SHAREHOLDERS
LONDON, 27 February 2017 - Coca-Cola European Partners plc (CCEP) has posted on its website a statement regarding the U.S. federal income tax consequences for U.S. shareholders of Coca-Cola Enterprises, Inc. (CCE) upon its May 28, 2016 Merger with CCEP. Based on a review of the relevant facts and circumstances, CCEP has determined that a U.S. shareholder of CCE will recognize the full amount of gain, but not loss, realized by such shareholder in the Merger in an amount equal to the excess, if any, of (i) the sum of the fair market value of the CCEP Shares and the amount of Cash Consideration received, over (ii) such shareholder’s adjusted tax basis in the CCE Common Stock exchanged therefor.
For more information, including frequently asked questions regarding the calculation of a shareholder’s recognized gain, shareholders are encouraged to access the “Statement Regarding U.S. Federal Income Tax Consequences of the Merger to U.S. CCE Shareholders” posted on the company’s website at www.ccep.com in the Investor/Shareholder Information section.

CONTACTS:
Investor Relations	Media Relations
Thor Erickson	Ros Hunt
T +1.678.260.3110	T +44.7528.251.022
ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 7, 2017	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury

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